U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 19, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:         MANAGER DIRECTED PORTFOLIOS (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Hood River Small-Cap Growth Fund (S000012813)

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 30 to the Trust’s Registration Statement on Form N‑1A filed on December 16, 2016, pursuant to Rule 477(a) of the Securities Act of 1933, as amended.

Post-Effective Amendment No. 30 was filed for the purpose of adding a new share class to the Hood River Small-Cap Growth Fund, a series of the Trust, but did not include series and class identifiers for the new share class.  The Trust is filing this application for withdrawal of Post-Effective Amendment No. 30, and will file a separate Post-Effective Amendment on December 19, 2016 for the purpose of adding the new share class to the Fund.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 30 has been signed by the President of the Trust this 19th day of December, 2016.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Douglas J. Neilson

Douglas J. Neilson
President